06001896

ITED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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UDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 43976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.J. Hart & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16401 Swingley Ridge Road, Suite 325
(No. and Street)

St. Louis (City) Missouri (State) 63017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry J. Hart 636-537-9939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

501 North Broadway (Address) St. Louis (City) Missouri (State) 63102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry J. Hart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.J. Hart & Company, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

"NOTARY SEAL"
Heather L. Mudd, Notary Public
St. Charles County, State of Missouri
My Commission Expires 8/11/2007

Heather L Mudd
Notary Public

Larry J. Hart
Signature

PRESIDENT /CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BKD LLP

Independent Accountants' Report

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

We have audited the accompanying statement of financial condition of L.J. Hart & Company as of December 31, 2005, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.J. Hart & Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

St. Louis, Missouri
January 13, 2006

L.J. Hart & Company
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	1,060,227
Receivable from clearing organization		152,770
Securities owned, at market value		5,555,793
Property and equipment, net		56,579
Deposit with clearing organization and other assets		36,592
Total assets	$	6,861,961

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	33,186
Stockholder's Equity		
Common stock; $6 par value; authorized 30,000 shares, issued and outstanding 10,000 shares		60,000
Retained earnings		6,768,775
Total stockholder's equity		6,828,775
Total liabilities and stockholder's equity	$	6,861,961

See Notes to Financial Statements

L.J. Hart & Company

Statement of Income

Year Ended December 31, 2005

Revenues	
Underwriting and commissions	$ 2,789,605
Interest and dividends	131,908
Recognized gain on securities	268,560
Total revenues	3,190,073
Expenses	
Employee compensation and benefits	644,638
Underwriting	164,726
Communication and data processing	16,564
Occupancy	97,388
Depreciation	15,382
Professional services	45,350
Other operating expenses	260,135
Total expenses	1,244,183
Net Income	$ 1,945,890

See Notes to Financial Statements

L.J. Hart & Company

Statement of Stockholder's Equity

Year Ended December 31, 2005

	Common Stock			
	Shares	Amount	Retained Earnings	Total
Balance, January 1, 2005	10,000	$ 60,000	$ 5,797,885	$ 5,857,885
Dividends	—	—	(975,000)	(975,000)
Net income	—	—	1,945,890	1,945,890
Balance, December 31, 2005	10,000	$ 60,000	$ 6,768,775	$ 6,828,775

See Notes to Financial Statements

L.J. Hart & Company

Statement of Cash Flows

Year Ended December 31, 2005

Operating Activities		
Net income	$	1,945,890
Item not requiring cash		
Depreciation		15,382
Changes in		
Receivable from clearing organization		221,167
Securities owned		(1,271,530)
Accounts payable and accrued expenses		27,334
Net cash provided by operating activities		938,243
Investing Activity		
Purchases of property and equipment		(13,728)
Net cash used in investing activity		(13,728)
Financing Activity		
Dividends paid		(975,000)
Net cash used in financing activity		(975,000)
Decrease in Cash and Cash Equivalents		(50,485)
Cash and Cash Equivalents, Beginning of Year		1,110,712
Cash and Cash Equivalents, End of Year	$	1,060,227

Supplemental Cash Flows Information

Interest paid	$	345

[redacted]

L.J. Hart & Company

Notes to Financial Statements

December 31, 2005

Note 1: Nature of Operations and Summary of Significant Accounting Policies

L.J. Hart & Company (the "Company") is incorporated in the State of Missouri. The Company is primarily engaged in the business of underwriting municipal securities for school districts in the state of Missouri and also operates as a broker-dealer of municipal securities. The Company is subject to competition from other broker-dealers. The Company is a member of the National Association of Securities Dealers, Inc. and operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the Securities and Exchange Act of 1934.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty to the transaction. Customers' securities transactions are recorded on settlement date basis, generally the third business day following the transaction (trade) date, with related commission income and expenses reported on a trade-date basis.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Securities owned include marketable securities held for proprietary trading and are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Underwriting Revenue

Underwriting revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting revenues also include fees earned from providing financial advisory services. Underwriting revenues are recorded at the time the underwriting is completed and the income is reasonably determinable, usually settlement date.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes

The Company's stockholder has elected to have the Company's income taxed as an "S" Corporation under provisions of the Internal Revenue Code and a similar section of the Missouri income tax law. Therefore, taxable income or loss is reported to the individual stockholder for inclusion in their respective tax returns and no provision for federal and state income taxes is included in these statements.

Note 2: Deposit with Clearing Organization

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires a $15,000 deposit which is maintained in cash with the broker-dealer.

Note 3: Receivable from Clearing Organization

Receivable from clearing organization includes amounts owed arising from settlement of securities transactions and amounts receivable from the clearing organization related to unsettled securities transactions.

Note 4: Property and Equipment

Property and equipment consists of the following:

Furniture and fixtures	$	64,081
Office equipment		63,953
Leasehold improvements		38,638
		166,672
Less accumulated depreciation		110,093
	$	56,579

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $6,200,425 which exceeded the minimum required amount by $6,100,425 and the Company's ratio of aggregate indebtedness to net capital was 0.005 to 1.

Note 6: Retirement Savings Plan

The Company offers employees a retirement savings plan under Section 408(p) of the Internal Revenue Code. The plan allows all full-time employees to contribute a percentage of their annual wages up to a maximum amount established by the Internal Revenue Code with a 100% Company match up to 3% of gross wages. Company contributions charged to expense were $13,782 for 2005.

Note 7: Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled.

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair a counterparty's ability to satisfy its obligations to the Company.

Note 8: Operating Leases

The stockholder leases the Company's office facilities under a lease agreement that expires in December 2008. The stockholder has an informal agreement whereby the Company leases its office facilities on a month-to-month basis. During 2005, rent expense amounted to approximately $97,000.

Independent Accountants' Report on Supplementary Information

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

We have audited the accompanying financial statements of L.J. Hart & Company as of and for the year ended December 31, 2005, and have issued our report thereon dated January 13, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

St. Louis, Missouri
January 13, 2006

501 N. Broadway, Suite 600 St. Louis, MO 63102-2102 314 231-5544 Fax 314 231-9731

L.J. Hart & Company

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Total Stockholder's Equity	$ 6,828,775
Non-allowable Assets	
Property and equipment, net	56,579
Other assets	21,592
Total non-allowable assets	78,171
Net Capital Before Haircuts on Securities Positions	6,750,604
Haircuts on Securities	
Equity securities	460,345
Securities not readily marketable	3,300
Debt securities	86,534
Total haircuts on securities	550,179
Net Capital	$ 6,200,425
Aggregate Indebtedness	$ 33,186
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 2,213
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 6,100,425
Excess net capital at 1,000%	$ 6,197,106
Ratio of Aggregate Indebtedness to Net Capital	.005 to 1

There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported and amended by the Company.

L.J. Hart & Company

Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3" and "Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3" as it meets the exemptive provision of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

BKD LLP

Independent Accountants' Supplemental Report on Internal Control

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

In planning and performing our audit of the financial statements and supplemental schedule of L.J. Hart & Company (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following, (1) making quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by Rule 17a-13, (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

501 N. Broadway, Suite 600 St. Louis, MO 63102-2102 314 231-5544 Fax 314 231-9731

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of L.J. Hart & Company, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

St. Louis, Missouri
January 13, 2006